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                             July 27, 2022

       Wayne Tupuola
       Chief Executive Officer
       Laser Photonics Corporation
       1101 N. Keller Road, Suite G
       Orlando, FL 32810

                                                        Re: Laser Photonics
Corporation
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed July 18, 2022
                                                            File No. 333-261129

       Dear Mr. Tupuola:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2022 letter.

       Amendment No. 9 to Registration Statement on Form S-1 filed July 18,
2022

       Liquidity and Capital Resources, page 43

   1. Please clarify the reference in the penultimate paragraph on page 43 to "Since we expect gross profits of
approximately $1.0 million for the year ending December 31, 2022" in view of your disclosure
on page 40 and elsewhere of your gross profits of $913,496 for the three months ended
March 31, 2022. If you expect gross profits of approximately
                                                        $1 million for the year
ended December 31, 2022, please discuss this trend and its impact on your operations and
liquidity.
 Wayne Tupuola
FirstName  LastNameWayne
Laser Photonics Corporation Tupuola
Comapany
July       NameLaser Photonics Corporation
     27, 2022
July 27,
Page  2 2022 Page 2
FirstName LastName
December 31, 2021 Audited Financial Statements
Statements of Cash Flows, page F-6

2. We note your response to prior comment 12 and have the following comments:

                As you have restated your previously issued statements of cash flows over multiple amendments to reflect the correction of material errors, revise the face of your financial statements to mark the applicable items "as restated," provide the disclosures required by ASC 250-10-50-7 through -10, and ensure that the restatement is appropriately discussed in your audit report. Refer to the definition of
                 restatement    in ASC 250-10-20. Ensure that your disclosures
address all error
              corrections made across all amendments. For instance, we note that your response and disclosures do not appear to address the adjustments made to fiscal 2021 net cash provided by operating activities and net cash used in financing activities, which changed between amendment numbers 7 and 8 from $998,353 and ($572,640), respectively, to $1,311,254 and ($885,541), respectively.

                Considering your disclosures on page F-17 do not appear to accurately describe the changes made to your statements of cash flows, revise to clearly identify the revisions as error corrections and provide an accurate description of the specific errors identified. Also remove any references to the immateriality of the error corrections.
Exhibits

3. We acknowledge the revised Exhibit 5.1 opinion filed in response to prior comment 7.
         Please tell us why the term "Registration Statement" in the first paragraph of the revised opinion now does not include amendments to the Registration Statement.
4.       We note the assumptions now on the second page of the revised Exhibit
5.1 opinion. The
         opinion that you file to satisfy your obligations pursuant to Item 601(b)(5) of Regulation
         S-K should not assume conclusions of law which are a necessary requirement of the ultimate legality opinion. Also, counsel should not assume any of the material facts underlying the opinion or any readily ascertainable facts. For example, it is unclear why the issue assumed in item (e)(iv) is appropriate. Please advise or file a revised opinion. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.
5. We note the statement now on the third page of the revised Exhibit 5.1 opinion that "The opinions above are subject to" items (i) and (ii). Please tell us why the opinions rendered in paragraphs 2, 4 and 6 on the second page are subject to items (i) and (ii).
        You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.
 Wayne Tupuola
Laser Photonics Corporation
July 27, 2022
Page 3




                                           Sincerely,
FirstName LastNameWayne Tupuola
                                           Division of Corporation Finance
Comapany NameLaser Photonics Corporation
                                           Office of Manufacturing
July 27, 2022 Page 3
cc:       Ernest M. Stern, Esq.
FirstName LastName